Exhibit 21.1

Subsidiaries of eXp World Holdings, Inc.*

Name	Jurisdiction of Organization
eXp Realty, LLC	Washington
eXp Realty of California, Inc.	Washington
eXp Realty of Canada, Inc.	Canada
SUCCESS Enterprises LLC	Delaware

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of eXp World Holdings, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.